SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

2008 Third Quarter Earnings Conference

KB Financial Group Inc. invites you to our 2008 Third Quarter Earnings Conference on Thursday, October 30, 2008. The conference will be web-cast live throughout the world, in Korean and English, on our IR website at www.kbfng.com. Investors can participate by telephone during the Q&A session following the presentation. The presentation materials will also be available for viewing at the time of the web-cast and Q&A session.

• Date	Thursday, October 30, 2008

• Time	15:30 (Korea time)

• Format	Live web-cast and conference call

• Language	Korean and English. Simultaneous translation will be available for the English-speaking participants.

• Agenda	2008 Third Quarter Earnings Results and Q&A

• Q&A via telephone

• From overseas	82-31-810-3001

• From Korea	031-810-3001

• Pass code	6412#

• Q&A code	*1

• To listen to a recording of the web-cast and conference call

Instructions

1. Dial

• From overseas:	82-31-810-3100

• From Korea:	1566-2258 or 031-810-3100

2. Press listening code:	105979#

• 1 min. F.F.:	Press 1

• 5 min. F.F.:	Press 7

• 1 min. REW:	Press 3

• 5 min. REW:	Press 9

• Pause:	Press 5

• To cancel pause:	Press 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 16, 2008	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO